UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ/MF n° 50.746.577/0001-15

NIRE 35.300.177.045

Publicly-Held Company

MATERIAL FACT

Cosan S.A. (“Cosan” or “Company”) (B3: CSAN3; NYSE: CSAN) informs that its Board of Directors has approved a new share buyback program for the common shares issued by the Company (“Cosan’s Share Buyback”), which shall have the following characteristics:

Purpose of the Operation:	Acquisition of shares as treasury, for cancellation or disposal.
Outstanding shares and treasury shares:

The Company has (i) 1,150,987,430 (one billion, one hundred and fifty million, nine hundred and eighty-seven thousand, four hundred and thirty) outstanding registered, book-entry common shares, with no par value, issued by the Company (“Outstanding Shares”); and (ii) 3,770,946 (three million, seven hundred and seventy thousand, nine hundred and forty-six) registered, book-entry common shares, with no par value, issued by the Company and held in treasury (“Treasury Shares”).

Maximum number of shares that can be acquired within the period:	Up to 115,000,000 (one hundred and fifteen million) shares representing approximately 6.16% of the total shares and up to 9.99% of the Outstanding Shares.
Price and method of acquisition:

The acquisitions of shares shall be carried out at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), at the market price, being the Company’s management liable to decide the time and the quantity of shares to be acquired, either in a single operation or in a series of operations, subject to the limits provided for in the applicable regulation.

Term to settle the operation:	Up to 18 months (starting on November 13, 2024, and ending on May 13, 2026).
Brokers used:

(i) Bradesco S/A CTVM, CNPJ 61.855.045/0001-32;

(ii) Citigroup GMB CTVM S.A., CNPJ 33.709.114/0001-64;

(iii) Credit Suisse (Brasil) S/A CTVM, CNPJ 42.584.318/0001-07;

(iv) Itaú CV S/A, CNPJ 61.194.353/0001-64;

(v) Merrill Lynch S.A. CTVM, CNPJ 02.670.590/0001-95;

(vi) Morgan Stanley CTVM S/A, CNPJ 04.323.351/0001-94;

(vii) Santander CCVM S/A, CNPJ 51.014.223/0001-49;

(viii) BTG Pactual CTVM S/A, CNPJ 43.815.158/0001-22;

(ix) XP Investimentos CCTVM S/A, CNPJ 02.332.886/0001-04; e

(x) UBS Brasil Corretora de Câmbio e Títulos Valores S.A., 02.819.125/0001-73.

Available funds:

The repurchase of shares shall be made using funds available in the Company’s Profit Reserves (Profit Retention and Statutory Reserve) account, with the exception of reserves specified in art. 8º, §.1º of CVM Resolution No. 77, of March 29, 2022 (“CVM Resolution 77/22”). The balance of the Profit Retention and Statutory Reserve account, according to the Company’s Financial Statements as of September 30, 2024, is R$ 7,894,393,676.38 (seven billion, eight hundred and ninety-four million, three hundred and ninety-three thousand, six hundred and seventy-six reais and thirty-eight cents).

Verification of available funds:

The ongoing existence of funds available to support the transactions for acquisition of own shares shall be verified based on the latest annual, interim or quarterly financial statements disclosed by the Company prior to the actual transfer to the Company, of the ownership of shares of its own issuance.

Amounts estimated for the profit and loss of the year:	The use of amounts estimated for the result of the current year shall not be allowed to support the operations made under the Share Buyback Program.
Verification of the Executive Officers:

The Executive Officers shall only carry out acquisitions if it has taken all necessary steps to ensure that: (a) the settlement of the operation, or of each operation, as the case may be, on the due date is compatible with the Company's financial situation, without affecting the fulfillment of obligations undertaken with creditors or the payment of the mandatory dividend; and (b) in the event it is verified the existence of available funds based on interim financial statements, or reflected in the quarterly information forms - ITR, there are no foreseen facts capable of causing significant changes in the amount of such funds over the remaining of the fiscal year.

Rights of shares held in treasury:

Under the terms of applicable law, shares held in treasury shall have no equity or political rights. According to §2 of art. 11 of CVM Resolution No. 77/22, treasury shares shall be disregarded in the calculation of the quorum required for convening and resolution, as provided for in the Brazilian Corporation Law and in the securities market regulations.

Bonus shares, grouping and split-up:

In the event of any combination, split-up or bonus of shares of the Company is approved, the number of treasury shares shall be changed in order to adjust the numerical representation of volume of shares of its own issuance held by the Company, without having as consequence to modify the balance in the balance sheet account that supported the acquisition.

Disposal of shares within the scope of the Company’s Stock Compensation plan:

The shares acquired under the Share Buyback Program may, at the discretion of the Board of Directors, be allocated for the eventual exercise of stock options within the scope of the share-based compensation plan that may be approved by the Company.

Disposal or cancellation of exceeding shares:

The Company shall cancel or dispose of shares that exceed the balance of available profits and reserves, within 6 (six) months from the disclosure of the annual and interim financial statements, or the quarterly financial information in which the excess is determined.

Additional Information

The conditions of the Cosan’s Share Buyback are specified in Annex I to this Material Fact and in the respective Minutes of the Board of Directors' Meeting, for the purpose of disclosing the information indicated in Annex G of the CVM Resolution No. 80, of 29 March 2022. The Company's Executive Officers shall define the time and the number of shares to be acquired in compliance with the limits and the term established under Cosan’s Share Buyback and in the applicable regulation.

São Paulo, November 13, 2024

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer

Annex I to the Material Fact of Cosan S.A., disclosed on November 13, 2024.

Annex G of CVM Resolution No. 80/22 (Trading of Shares of its Own Issuance)

Cosan S.A. (“Cosan” or “Company”), in compliance with CVM Resolution No. 80, of March 29, 2022, as amended, presents below the information provided for in Annex G regarding the trading of shares of its own issuance.

  Justify in details the purpose and the economic effects expected from the operation.

The purpose of the share buyback program is to acquire common shares issued by the Company to maintain such acquired shares in treasury, for cancellation or disposal. Shares acquired and held in treasury may, at management's discretion, be used to meet obligations arising from the stock compensation plans for executive officers, under the terms approved by the Shareholders’ Meeting and the Board of Directors of the Company.

2.   Inform the number of (i) outstanding shares and (ii) shares already kept in treasury.

The Company has (i) 1,150,987,430 (one billion, one hundred and fifty million, nine hundred and eighty-seven thousand, four hundred and thirty) outstanding (“Outstanding Shares”), registered, book-entry common shares, with no par value, issued by the Company; and (ii) 3,770,946 (three million, seven hundred and seventy thousand, nine hundred and forty-six) registered, book-entry common shares, with no par value, issued by the Company shares held in treasury (“Shares held in Treasury”).

3.  Inform the number of shares that may be acquired or sold.

Under this plan, up to 115,000,000 (one hundred and fifteen million) common shares may be acquired, representing 6.16% of the total shares issued by the Company, and up to 9.99% of the Outstanding Shares.

4.  Describe the main characteristics of the derivative instruments that the company may use, if applicable.

If derivatives are used under this program, swaps will be used in which the Company receives the price variation of the shares of its own issuance traded on the stock exchange plus the proceeds (active end) and pays the CDI rate plus a fixed rate (passive end). The agreements shall have a financial settlement and a maximum term of up to 18 months. The active end shall be backed by operations carried out on the stock exchange at the market price disclosed by the hired bank.

The agreements shall be traded over the counter and shall be subject to a financial settlement. The instruments may provide for the need for giving collateral for net exposures above a certain level.

5.  Describe, if applicable, any agreements or voting guidance between the company and the counterparty in the operations.

Not applicable. The Company or the hired bank shall carry out the operations on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and, therefore, it is not aware of who will be the counterparties in the operations and does not have or shall not have agreements or voting guidelines with such counterparties.

6.   In case of operations carried out from organized market of securities, inform:
  the maximum (minimum) price at which the shares will be acquired (disposed of); and
  if applicable, the reasons that justify the operation at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of disposal, than the average price, weighted by the volume, in the 10 (ten) previous trading sessions;

Not applicable, since the acquisition operations by the Company or the hired bank will be made on B3 at market price.

7.   Inform, if applicable, the impacts of the operation on the structure of the shareholding’s control or in the company’s administrative structure.

There are no relevant changes on the shareholding’s control and neither on the Company’s administrative structure.

8.  Identify the counterparties, if known, and, in relation to the related party to the company, as defined by the accounting rules regarding this matter, provide information requested by article 9 of CVM Resolution No. 81, as of March 29, 2022;

The purchase operations by the Company or the hired bank will be carried out on B3 and at a market price, and therefore, the Company is not aware of who will be the counterparties of the operations. In addition, the Company will not conduct operations between parties related to the Company.

9.  Inform the use of the proceeds, if applicable.

The acquired shares will be held in treasury for disposal and/or cancellation and maintenance of long-term executive officers retention plans. Any proceeds raised will be kept in the Company's cash.

10.  Indicate the maximum term for settlement of the authorized operations;

The maximum term for carrying out the acquisitions is 18 months, starting on November 13, 2024, and ending on May 13, 2026.

11.  Identify the institutions that shall act as agents, if applicable;

The brokers for the physical purchase will be:

(i) Bradesco S/A CTVM, CNPJ 61.855.045/0001-32;

(ii) Citigroup GMB CCTVM S.A., CNPJ 33.709.114/0001-64;

(iii) Credit Suisse (Brasil) S/A CTVM, CNPJ 42.584.318/0001-07;

(iv) Itaú CV S/A, CNPJ 61.194.353/0001-64;

(v) Merrill Lynch S.A. CTVM, CNPJ 02.670.590/0001-95;

(vi) Morgan Stanley CTVM S/A, CNPJ 04.323.351/0001-94;

(vii) Santander CCVM S/A, CNPJ 51.014.223/0001-49;

(viii) BTG Pactual CTVM S/A, CNPJ 43.815.158/0001-22;

(ix) XP Investimentos CCTVM S/A, CNPJ 02.332.886/0001-04; e

(x) UBS Brasil Corretora de Câmbio e Títulos Valores S.A.; CNPJ 02.819.125/0001-73.

12.  Specify the available funds to be used, pursuant to article 8, § 1, of CVM Resolution No. 77, as of March 29, 2022.

The operations made under the Share Buyback Program shall be supported by the aggregate amount of funds available in the Company's Profit Reserves (Profit Retention and Statutory Reserve), with the exception of reserves specified in art. 8, §1, of CVM Resolution No. 77/22. The balance of the Profit Retention and Statutory Reserve account, according to the Company's Financial Statements as of September 30, 2024, is R$ 7,894,393,676.38 (seven billion, eight hundred and ninety-four million, three hundred and ninety-three thousand, six hundred and seventy-six reais and thirty-eight cents).

13.  Specify the reasons why the members of the Board of Directors feel comfortable that the buyback of shares shall not jeopardize the compliance with the obligations undertaken with the creditors nor the payment of the fixed or minimum mandatory dividends.

The Company's Board of Directors understands that the execution of this share buyback program will not affect the Company's ability to pay in relation to the obligations undertaken with its creditors, nor the payment of minimum mandatory dividends. The Company has a comfortable liquidity position, with a controlled level of leverage, which would support the execution of the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer